UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Filing #1

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month ended	Commission File Number
July 2007	000-52126

DYNASTY GAMING INC.
(Translation of registrant's name into English)

759 Square Victoria, Suite 300, Montreal, Quebec, Canada H2Y 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Dynasty Gaming Inc.

Form 6-K

On July 27, 2007, Dynasty Gaming Inc. (the “Company”) issued its unaudited consolidated financial statements for the three and six months ended June 30, 2007 and June 30, 2006, and accompanying Management’s Discussion and Analysis of the Financial Condition and Results of Operations for the same period. These materials are annexed hereto as Exhibit 99.4 and 99.5 and are incorporated herein in their entirety by reference.

Also furnished herewith as Exhibits 99.1 - 99.3 are copies of the filings made by the Company with the Canadian Securities Administrators via the SEDAR filing system during the month of July 2007.

The information in this Form 6-K (including Exhibits 99.1 - 99.5) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit
Number	Description of Exhibit

99.1
Press release dated July 3, 2007 - Dynasty Gaming Inc. (“Dynasty”) announces the that it has signed a Letter of Intent (“LOI”) with 3Q1 Technologies (Shanghai) Ltd (“3Q1”) to purchase an initial 10% stake in 3Q1.

99.2	Press release dated July 9, 2007 - Dynasty announces an update on significant developments and opportunities pursued and realized over the past fiscal year.
99.3	Press release dated July 27, 2007 - Dynasty announces the appointment of a new Chief Financial Officer.
99.4	Dynasty Gaming Inc.’s Consolidated Financial Statements as at June 30, 2007 and 2006.
99.5	Dynasty Gaming Inc.’s Management’s Discussion and Analysis of the Financial Condition and Results of Operations for the three and six months ended June 30, 2007 and 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNASTY GAMING INC.

Date: July 31, 2007	By:	/s/ Albert Barbusci
Albert Barbusci Chief Executive Officer